
03025199

Total Pages 6
Exhibit Index on 4


RECEIVED
JUL 01 2003
187
PROCESSING
SECTION

**UNITED STATES**
**CURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**FORM 11-K/A**

(Mark One)

**(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

**( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to ___________________

Commission file number 1-6366

A. Full title of Plan: FLEETBOSTON FINANCIAL CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

# Explanatory Note

The purpose of this filing is to include as exhibits to the Form 11-K the certifications of Pamela D. Gormley, Corporate Controller of FleetBoston Financial Corporation and Fleet National Bank, and Patricia Callahan Fay, Director of Benefits Planning of Fleet National Bank, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).

## SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**FLEETBOSTON FINANCIAL CORPORATION EMPLOYEE STOCK PURCHASE PLAN**

By: 
Patricia Callahan Fay
Director of Benefits Planning

Dated: June 26, 2003

Exhibit Index



*previously filed

**Certification of Periodic Report**

I, Pamela D. Gormley, Corporate Controller of FleetBoston Financial Corporation and Fleet National Bank, the position responsible for overseeing the preparation of the financial statements of the FleetBoston Financial Corporation Employee Stock Purchase Plan (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that:

1. the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Form 11-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. § 78m or 78o(d)); and

2. the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



Pamela D. Gormley
Corporate Controller
(equivalent of Chief Financial Officer of the Plan)

**Certification of Periodic Report**

I, Patricia Callahan Fay, Director of Benefits Planning of Fleet National Bank, the position responsible for overseeing the general administration of the FleetBoston Financial Corporation Employee Stock Purchase Plan (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that:

1. the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Form 11-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. § 78m or 78o(d)); and

2. the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



Patricia Callahan Fay
Director of Benefits Planning
(equivalent of Chief Executive Officer of the Plan)